Mail Stop 6010

      February 28, 2006

Mark J. Gallenberger
Vice President, Chief Financial Officer and Treasurer
LTX Corporation
50 Rosemont Road
Westwood, Massachusetts 02090

 RE: LTX Corporation
  Form 10-K for the fiscal year ended July 31, 2005
  Filed October 11, 2005
  File No. 0-10761

Dear Mr. Gallenberger:

      We have reviewed your filing and have the following
comments.
We have limited our review of your filing to those issues we have
addressed in our comments. Where indicated, we think you should
revise your document in response to these comments. If you
disagree,
we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed
as
necessary in your explanation. In some of our comments, we may
ask
you to provide us with information so we may better understand
your
disclosure. After reviewing this information, we may raise
additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or on any other
aspect
of our review. Feel free to call us at the telephone numbers
listed
at the end of this letter.

FORM 10-K for the fiscal year ended July 31, 2005

Consolidated Balance Sheets, page 27

1. In future filings, please present goodwill and intangibles
separately on the face of the balance sheet as required by
paragraphs
42 and 43 of SFAS 142.

Report of Independent Registered Public Accounting Firm, page 49

2. Please revise to include a signed report of the Independent
Registered Public Accounting Firm as required by Rule 2-02(a) of
Regulation S-X. Also, refer to Item 302 of Regulation S-T, which
addresses signatures in electronic filings.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that they
have
provided all information investors require. Since the company and
its management are in possession of all facts relating to a
company`s
disclosure, they are responsible for the accuracy and adequacy of
the
disclosures they have made.

In connection with responding to our comments, please provide,
in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

       You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3603 if you have questions regarding comments
on the financial statements and related matters. In this regard, do
not hesitate to contact Angela J. Crane, Accounting Branch Chief, at
(202) 551-3554.

       Sincerely,

       Jay Webb
       Reviewing Accountant